Exhibit 99.1

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE
UNITED STATES

IM Cannabis Closes Third Tranche of LIFE Offering

Toronto, Ontario and Glil Yam, Israel - January 31, 2023 – IM Cannabis Corp. (the “Company” or “IMC”) (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, is pleased to announce that it has closed a third tranche of its previously announced non-brokered private placement offering of units of the Company (each a "Unit") pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). An aggregate of 1,162,000 Units at a price of US$1.25 per Unit for aggregate gross proceeds of US$1,452,500 were issued and sold under the third tranche of the LIFE Offering.  Each Unit consisted of one common share of the Company (each a "Common Share") and one Common Share purchase warrant (each a "Warrant"). Each Warrant entitles its holder to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue. The securities were offered for sale to purchasers resident in Canada (except Quebec) and/or other qualifying jurisdictions.

The Company has now closed on an aggregate of 3,479,171 Units on a combined basis under the LIFE Offering and a non-brokered, insider-led private placement offering concurrent to the LIFE Offering (the “Concurrent Offering”) for aggregate gross proceeds of US$4,348,963.75, such amount exclusive of 102,152 Units issued to a director of the Company in a previous tranche of the LIFE Offering whose subscription price was satisfied by the settlement of US$127,690 in debt owed by the Company to the director.

The securities issued under the LIFE Offering are not subject to any statutory hold period in accordance with applicable Canadian securities laws. The Company may close additional tranches of the LIFE Offering but in no event shall the final tranche close later than March 2, 2023. The securities sold under the Concurrent Offering were offered for sale to purchasers resident in Canada and certain offshore jurisdictions pursuant to available prospectus exemptions and are subject to a 4 month statutory hold period in accordance with applicable Canadian securities laws.

In connection with the completion of the third tranche of the LIFE Offering, the Company paid to an eligible finder a cash finder’s fee equal to US$67,500, representing 5% of the aggregate gross proceeds received from purchasers who were introduced to the Company by such finder and who participated in the third tranche of the LIFE Offering.

The Company intends to use the net proceeds from the LIFE Offering and Concurrent Offering for general working capital purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Units in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the Units may not be offered or sold within the United States, its territories or possessions, any state of the United States or the District of Columbia (collectively, the “United States”) or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the closing of additional tranches of the LIFE Offering, the anticipated use of net proceeds from the LIFE Offering and Concurrent Offering and the strategic plans of the Company.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited, the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company’s satisfaction of international demand for its products; the Company’s ability to implement its growth strategies and leverage synergies of acquisitions; the Company’s ability to reach patients through e-commerce and brick and mortar retail operations; the development and introduction of new products; the ability to import and the supply of premium and indoor grown cannabis products from the Company’s Canadian subsidiaries and third-party suppliers and partners; the changes and trends in the cannabis industry; the Company’s ability to maintain and renew or obtain required licenses; the ability to maintain cost-efficiencies and network of suppliers to maintain purchasing capabilities; the effectiveness of its products for medical cannabis patients and recreational consumers; future cannabis pricing and input costs; cannabis production yields; and the Company’s ability to market its brands and services successfully to its anticipated customers and medical cannabis patients.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the ability of the Company to close the offerings; general business risk and liability, including claims or complaints in the normal course of business; any failure of the Company to maintain “de facto” control over Focus Medical in accordance with IFRS 10; potential limitations on stockholdings of the Company in connection with its subsidiaries’ engagement in the Israeli medical cannabis market; the ability and/or need to obtain additional financing for continued operations on terms acceptable to the Company; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company to integrate each of its acquisitions into the Company’s operations and realize the anticipated benefits and synergies of each such transaction and the timing thereof and the focus of management on such integration; any potential undisclosed liabilities of entities acquired by the Company that were unidentified during the due diligence process; the interpretation of Company’s acquisitions of companies or assets by tax authorities or regulatory bodies, including but not limited to the change of control of licensed entities; the ability of the Company and Focus Medical to deliver on their sales commitments or growth objectives; the reliance of the Company and Focus Medical (collectively, the “Group”) on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; competition; reliance on key personnel; the Company’s ability to continue as a going concern; the risk of defaulting on existing debt and war and civil conflict in Eastern Europe and the Middle East.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s management’s discussion and analysis dated November 14th, 2022 and annual information form dated March 31st, 2022 filed with the Canadian securities regulators and which are available on the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.